Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2014

Edmonton, Alberta, May 6, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX & NYSE: NOA) today announced results for the first quarter ended March 31, 2014.

The Company is pleased to announce its first quarter Consolidated EBITDA earned from continuing operations is $15.2 million with a Consolidated EBITDA margin of 14.1%. A simplified business model that NAEP has implemented is focusing the Company on a more efficient cost structure resulting in overall improved operational results.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the First Quarter

•	Consolidated EBITDA earned from continuing operations of $15.2 million is up from $9.0 million in the same quarter last year.

•	Consolidated EBITDA and gross profit margin of 14.1% are up from 6.9% in the same quarter last year.

•	Net income of $0.1 million compares favourably to a net loss of $4.7 million in the same quarter last year.

•
As previously announced on February 19, 2014, the Board of Directors had approved the implementation of a new dividend policy.  The first quarterly dividend payment of two Canadian cents ($0.02) was made on April 21, 2014 to shareholders of record as at March 31, 2014.

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NAEP announced on February 28, 2014 that it elected to redeem $10.0 million of its 9.125% Series 1 Debentures. The redemption was completed on April 8, 2014 and it is expected to reduce annual debenture interest costs by approximately $0.9 million to $5.9 million.

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On May 1, 2014, as a result of our improved financial performance in 2013 and a belief that this performance should be sustainable, Standard & Poor's ("S&P") upgraded the ratings on our long-term corporate credit rating and our senior unsecured debt to "B" from the previous rating of "B-".  An upgrade in our credit ratings by S&P will reduce the interest rate payable on borrowings under our Fifth Amended and Restated Credit Agreement ("the Credit Facility").

Martin Ferron, President and Chief Executive Officer of the Company stated, “As anticipated, our revenues troughed over the winter months, with the first half of January being especially slow. Despite this, our much enhanced cost structure and capital discipline enabled us to deliver another solid quarter of operational performance that produced cash flow from operating and investing activities of over $14 million. Those funds were used to pay down almost $4 million of capital leases during the quarter and retire $10 million of debentures since. Our leaner cost structure also helped us secure over $100 million worth of site development projects at the Fort Hills mine since its sanctioning, which will lead to a busy construction season. Overall bidding activity is much brisker than last year and we continue to add to our book of work.”

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Consolidated Financial Highlights

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$107,734	$130,281	$(22,547)
Project costs	35,171	51,784	(16,613)
Equipment costs	47,629	57,413	(9,784)
Depreciation	9,744	12,138	(2,394)
Gross profit	$15,190	$8,946	$6,244
Gross profit margin	14.1%	6.9%	7.2%

Select financial information:
General and administrative expenses (excluding stock based compensation)	7,261	10,122	(2,861)
Stock based compensation expense	3,630	2,410	1,220
Operating income (loss)	3,040	(6,489)	9,529
Interest expense	2,836	5,892	(3,056)
Net income (loss) from continuing operations	126	(9,226)	9,352
Net income (loss) margin from continuing operations	0.1%	(7.1)%	7.2%
Net income from discontinued operations	—	4,559	(4,559)
Net income (loss)	126	(4,667)	4,793
EBITDA from continuing operations(1)	13,739	6,706	7,033
Consolidated EBITDA from continuing operations	15,226	8,953	6,273
Consolidated EBITDA margin from continuing operations	14.1%	6.9%	7.2%
Consolidated EBITDA from discontinued operations	—	9,050	(9,050)
Consolidated EBITDA(1) (as defined within the credit agreement)	$15,226	$18,003	$(2,777)

Basic per share information (no dilutive effect):
Net loss from continuing operations	$—	$(0.26)	$0.26
Net income from discontinued operations	$—	$0.13	$(0.13)
Net loss	$—	$(0.13)	$0.13

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA follows in the Consolidated EBITDA section.

Results from Continuing Operations for the First Quarter
(All results refer to the first quarter ended March 31, 2014, unless otherwise specified)

Revenue was $107.7 million, down from $130.3 million in the same period last year.  Revenue for the quarter declined despite a growth in mine services and heavy civil construction volumes at the Kearl mine, increased civil construction work at the Fort Hills mine and muskeg removal activity added to the overburden volumes at the Horizon mine. These improvements partially mitigated the reduction in reclamation activity at the Base Plant and Millennium mines and the absence of overburden removal activity at the Millennium mine, compared to the same quarter in the previous year.  Contributing to the drop in revenue was a reduction in heavy civil construction activities, with the substantial completion of our work on the Mildred Lake Mine Relocation (“MLMR”) project at Base Plant mine, as did light civil construction and underground volumes with last year's completion of work at a refinery in Saskatchewan and a carbon capture project outside of Edmonton.

Gross profit was $15.2 million, or 14.1% of revenue, up from $8.9 million, or 6.9% of revenue in the same quarter last year.  The improvement in both gross profit and margin primarily reflects the benefit from project closeout activities on a large heavy civil construction project and improved productivity on a mine services project. Last year’s margins were negatively affected by unsigned change orders related to startup delays on several projects. Warmer than normal mid-February temperatures in the oil sands eroded the gains made in lowering equipment maintenance costs.

NEWS RELEASE

As a result of last year's refinancing of heavy equipment operating leases to capital leases, contributing to the gross profit improvement for the quarter was lower equipment operating lease expense and the reduction in equipment rental expense, driven by the lower rental volumes. For the quarter, equipment rental and operating lease expense was $4.7 million, a reduction from $8.3 million for the same quarter last year.

Depreciation was $9.7 million compared to $12.1 million for the same quarter last year. Current year depreciation included a $0.6 million write-down of assets held for sale while the previous year's depreciation included a $3.3 million write-down on disposed assets.

Operating income was $3.0 million, an improvement from an operating loss of $6.5 million for the same quarter last year. General and administrative (“G&A”) expense, excluding stock based compensation, was $7.3 million during the first quarter, down from $10.1 million for the same period last year. The current year G&A reflects the benefits from the simplification of the Company’s business and the associated restructuring activities initiated during the prior year. Cash settled stock based compensation costs were $0.4 million higher this year, largely due to an increase in the Company’s share price during the quarter. Equity settled stock based compensation costs were $0.8 million higher this year, due to an amendment to the equity classified Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) awards discussed in "Significant Business Events - Modification to the Stock Based Compensation Plan" found in the Company’s Management’s Discussion and Analysis for the quarter ended March 31, 2014.

Net income from continuing operations was $0.1 million (basic and diluted income per share of $0.00), up from a $9.2 million net loss from continuing operations (basic and diluted loss per share of $0.26) for the same quarter last year. There were no non-cash items affecting the current quarter results. Non-cash items affecting results for the same quarter last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $9.3 million (basic and diluted loss per share of $0.26) for the first quarter last year.

Consolidated EBITDA earned from continuing operations was $15.2 million, an increase from $9.0 million for the quarter ended March 31, 2013. Consolidated EBITDA margin from continuing operations was 14.1% in the current quarter, up from 6.9% in the same period last year as the Company benefitted from the efficient cost structure implemented since the prior year.

Outlook

NAEP continues to see its clients plan expansions to their existing operations, however, the Company anticipates its clients being cautious in evaluating their investment strategies and they continue to focus on their cost control efforts. Although some competitors' equipment has been sold or removed from the oil sands market, an oversupply of service providers remain in the oil sands market, leading to downward pressures on pricing in this competitive market. The market conditions remain challenging and NAEP’s overall activity levels may reflect this competitive environment, however, with the Company’s enhanced cost structure and capital discipline the Company expects to realize improvements to both profitability and cash flow which allows further improvement to its balance sheet. NAEP believes its leaner cost structure better positions itself to capitalize on changes in market conditions, as exemplified by the recent site development awards at the Fort Hills site.

Site development revenue will benefit from the ramp up of activity at the Fort Hills mine, and NAEP is actively bidding additional projects. The Company continues to expand its mine support activities at the Kearl mine, under a five year master services agreement, although this activity was slower than first expected. NAEP anticipates comparable activity levels supporting production efforts at the Horizon, Base Mine, Millennium and Steepbank mines. Construction services activity levels are more difficult to predict, however, the Company continues to pursue heavy and light civil construction contracts in the oil sands and with other major resource companies in Canada.

NEWS RELEASE

While NAEP’s near term outlook remains cautiously optimistic, the Company has been encouraged due to an uptick in bidding activity since the beginning of 2014 on existing mines, the new Fort Hills mine and other non-oil sands mining resource areas, such as coal, steam assisted gravity drainage ("SAGD"), civil earthworks and refinery construction civil earthworks. The Company has already replaced all of its non-recurring revenue from 2013 and hopes to build upon that momentum over the coming months. Of note, NAEP recently started an Alberta Transportation road building project marking its first success at revenue diversification this year. As always, NAEP will continue to manage its resources and costs with a focus towards providing a safe work environment, maintaining profitability and improving shareholder value.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended March 31, 2014 tomorrow, Wednesday, May 7th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through June 7th, 2014 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13581472

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=172680

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

NEWS RELEASE

	Three months ended
	March 31,
(dollars in thousands)	2014	2013
Net income (loss)	$126	$(9,226)
Adjustments:
Interest expense	2,836	5,892
Income tax (benefit)	70	(2,992)
Depreciation	9,744	12,138
Amortization of intangible assets	963	894
EBITDA from continuing operations	13,739	6,706
Adjustments:
Unrealized gain on derivative financial instruments	—	(110)
Loss on disposal of plant and equipment	296	1,831
Loss on disposal of assets held for sale	—	178
Stock-based compensation expense	1,191	348
Consolidated EBITDA from continuing operations	$15,226	$8,953
Consolidated EBITDA from discontinued operations	—	9,050
Consolidated EBITDA	$15,226	$18,003

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information include the expected amount of reduction in interest costs based on redemption of some of our debentures, the expected increase in activity levels based on activity at the Kearl, Horizon Base Mine, Millennium and Steepbank mines and the expected realization of improvements to both profitability and cash flow based on our enhanced cost structure and capital discipline. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca